United States securities and exchange commission logo





                           September 15, 2021

       Antony Gordon
       Chief Executive Officer
       Canna-Global Acquisition Corp
       4640 Admiralty Way
       Suite 500
       Marina Del Rey, CA 90292

                                                        Re: Canna-Global
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Response dated
September 7, 2021
                                                            File No. 333-258619

       Dear Mr. Gordon:

               We have reviewed your September 7, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

       Response letter dated September 7, 2021

       Capitalization, page 76

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your Amended and
                                                        Restated Certificate of
Incorporation qualifies a portion of your redeemable Class A shares for permanent
equity classification in accordance with ASC 480-10-S99-3A for the following reasons:
                                                            Each redeemable
Class A share is redeemable outside the control of the Company.
                                                             Such shares will
become redeemable either as a result of a business combination or by passage of
time.
 Antony Gordon
Canna-Global Acquisition Corp
September 15, 2021
Page 2
            The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
          The unit of accounting is the individual share as each share has the right to be
          redeemed at the holders    option upon a business combination. While
the Company   s
          charter (articles of incorporation/articles of association) stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.
      Please revise your Capitalization table to classify all redeemable Class A redeemable shares as temporary equity.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameAntony Gordon
                                                            Division of
Corporation Finance
Comapany NameCanna-Global Acquisition Corp
                                                            Office of Real
Estate & Construction
September 15, 2021 Page 2
cc:       Debbie A. Klis, Esq.
FirstName LastName